January 31, 2011

Mr. Jeff Jaramillo

Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Mosys, Inc.

Form 10-K for the year ended December 31, 2009

Filed March 26, 2010

Form 10-Q for the quarter ended September 30, 2010

Filed November 3, 2010

File No. 000-32929

Dear Mr. Jaramillo:

MoSys, Inc. (“we” or the “Company”) submits this letter in response to the comments from the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”), which were set forth in your letter dated December 30, 2010 (the “Letter”) regarding the above referenced documents.

Form 10-K for the Year Ended December 31, 2009

Financial Statements, page 49

Note 1. The Company and Summary of Significant Accounting Policies, page 55

Revenue Recognition, page 58

1.              We note from your disclosure that for license agreements that do not require significant development, modification, or customization, revenues are generally recognized when the revenue recognition criteria have been met.  Please revise future filings to clearly explain when in the sales process you have met the recognition criteria and recognized the related revenues.  Please provide us with your proposed future disclosure.  Also, tell us why you use the word “generally” in the aforementioned disclosure.  If you recognize revenue other than when the revenue recognition criteria have been met, please describe those circumstances and your rationale for using such an accounting policy.

For stand-alone license agreements or license deliverables in multi-element arrangements that do not require significant development, modification or customization (“Standard Licenses”), we recognize revenue when all of the revenue recognition criteria are met.  For Standard Licenses, the final revenue criterion that is met and triggers revenue recognition is typically “delivery.”  There have been instances when revenue has not been recognized for a Standard License upon delivery. In those cases, one of the other revenue recognition criteria (e.g., collectibility was not reasonably assured) had not been met, so revenue recognition would be delayed until that criterion had been met.  We will remove the term “generally” from our revenue recognition accounting policy included in future filings.

Our proposed future revenue recognition disclosure relating to Standard Licenses will be:

For stand-alone license agreements or license deliverables in multi-element arrangements that do not require significant development, modification or customization, revenues are recognized when all revenue recognition criteria have been met.  Delivery of the licensed technology is typically the final revenue recognition criterion met, at which time revenue is recognized.

2.              We see that you provide unspecified upgrades under certain agreements.  Please explain the nature of the upgrades, the related agreements and how you account for the upgrades offered.

Our license agreements generally provide for the first year of maintenance and support as part of the initial license fee.  After the initial term, maintenance and support can be renewed for successive one-year terms. The one-year obligation to provide maintenance and support is a separate element of the license arrangement.  The fair value of the maintenance and support is determined by objective evidence, and the revenue is recognized ratably over the period during which the maintenance and support obligation exists.  Unspecified upgrades are considered a component of maintenance and support.  Unspecified upgrades primarily represent bug fixes to the licensed technology, but may occasionally include semiconductor layout or design changes that optimize the performance of the licensed technology but are not essential to the functionality. The changes that optimize performance may result from a technology change by the licensee’s foundry (manufacturer).  Such changes require minimal effort and would be made available to other maintenance and support customers that share the same foundry and technology node (e.g., Taiwan Semiconductor Manufacturing Company - 65 nanometer process).  If a license agreement includes a clause to deliver specific upgrades, the specific upgrades would be accounted for as a separate deliverable within that arrangement.

Note 4: Revision to Prior Period Financial Statements, page 66

3.              We see that you identified a calculation error in your determination of stock based compensation expense that led to an understatement of previously reported non-cash stock based compensation expense for 2008, 2007 and 2006 and the quarters within those years and also changed the timing of stock based compensation expense.  We also see that you determined that this error was determined to be immaterial to those previously reported financial results, but you retroactively corrected those related financial statements.  It appears from your table, however, that your adjustments may be quantitatively material to certain line items in certain periods.  Please tell us how management concluded these adjustments were not material to each related period and provide us with your complete SAB 99 and SAB 108 analysis.

The main components of the SAB 99 and SAB 108 analysis that we evaluated in reaching our conclusions are set forth below. The original analysis we prepared has been included as Exhibit A to this response letter.

A summary of the quantitative effects of the adjustments is set forth in the tables below.

The effects of the adjustments for the year ended December 31, 2006 were as follows:

	As of and for the
	Year ended
	December 31, 2006
	As Reported	Adjustment	As Revised	% impact
Consolidated Statement of Operations:
Cost of net revenue	$1,498	$87	$1,585	6%
Gross profit	13,411	(87)	13,324	-1%
Research and development	8,156	199	8,355	2%
Selling, general and administrative	11,370	351	11,721	3%
Total operating expenses	21,926	550	22,476	3%
Loss from operations	(8,515)	(637)	(9,152)	7%
Loss before income taxes	(5,229)	(637)	(5,866)	12%
Net loss	(5,338)	(637)	(5,975)	12%
Net loss per share
Basic and diluted	$(0.17)	$(0.02)	$(0.19)	12%

Consolidated Balance Sheets:
Additional paid-in capital	$106,850	$637	$107,487	1%
Accumulated deficit	(6,172)	(637)	(6,809)	10%

The effects of the adjustments for the years ended December 31, 2008 and 2007 were as follows (as disclosed in Note 4 to the financial statements in our 2009 Form 10-K):

	As of and for the				As of and for the
	Year ended				Year ended
	December 31, 2008				December 31, 2007
	As Reported	Adjustment	As Revised	% impact	As Reported	Adjustment	As Revised	% impact
Consolidated Statement of Operations:
Cost of net revenue	$2,800	$(3)	$2,797	0%	$2,737	$7	$2,744	0%
Gross profit	11,226	3	11,229	0%	11,597	(7)	11,590	0%
Research and development	17,168	38	17,206	0%	11,988	215	12,203	2%
Selling, general and administrative	11,875	131	12,006	1%	11,659	352	12,011	3%
Total operating expenses	31,756	169	31,925	1%	24,613	567	25,180	2%
Loss from operations	(20,530)	(166)	(20,696)	1%	(13,016)	(574)	(13,590)	4%
Loss before income taxes	(18,287)	(166)	(18,453)	1%	(8,496)	(574)	(9,070)	7%
Net loss	(18,419)	(166)	(18,585)	1%	(8,521)	(574)	(9,095)	7%
Net loss per share
Basic and diluted	$(0.58)	$(0.01)	$(0.59)	2%	$(0.27)	$(0.01)	$(0.28)	4%

Consolidated Balance Sheets:
Additional paid-in capital	$114,403	$1,377	$115,780	1%	$110,631	$1,211	$111,842	1%
Accumulated deficit	(33,112)	(1,377)	(34,489)	4%	(14,693)	(1,211)	(15,904)	8%

To evaluate the quantitative results of the adjustments, we considered the “rollover” and “iron curtain” approaches. Applying the rollover approach in evaluating materiality, the impact of the adjustments on net loss for the years 2006 through 2008 ranged from 0% to 12%. While 12% is not a small percentage, we believed an important consideration was that the adjustment was being applied to our existing accumulated deficit and increasing the net loss and accumulated deficit.   If the iron curtain approach was utilized, the impact on accumulated deficit and additional-paid-in capital (no net effect on total stockholders’ equity) would have been $3.2 million, or 10% of accumulated deficit, taking into account the cumulative adjustments from 2006 to 2008.  For 2009, the calculation errors were identified prior to the issuance of our 2009 financial statements, so the 2009 financial results were correctly reported.  We relied on the guidance provided by SAB 99 and SAB 108 to assess the materiality of the stock-based compensation adjustments, therefore evaluated the qualitative impact of the adjustments, in addition to the quantitative impact discussed above.

Management deemed the adjustments applicable to 2006, 2007 and 2008, whether viewed on a stand-alone annual or cumulative basis, to be immaterial based on the evaluation of qualitative considerations and SAB 99 and SAB 108 analysis performed. The Form 10-K presentations represented the disclosure that management considered appropriate and most useful.  Because the relative changes to stock-based compensation were not considered to be likely to affect investment decisions, management did not believe that presenting restated financial statements would be more useful to investors than the disclosure that was provided.

We believe that our conclusions are supported as well by the following further analysis of the suggested considerations provided by SAB 99 under Item 1, Assessing Materiality:

1.              Whether the adjustments mask a change in earnings or other trends?

No, the adjustments did not mask a change in earnings or other trends.  The Company reported increasing net losses in fiscal years 2006, 2007 and 2008.

2.              Whether the adjustments hide a failure to meet analysts’ consensus expectations for the Company?

No, the adjustments did not hide a failure to meet analysts’ consensus expectations due to the following:

1)              Since 2006, the only forward-looking financial guidance the Company provided was quarterly revenue forecasts for 2006 and 2007. Historically, revenue has been the financial metric that the Company’s covering analysts are most focused on.  No forward-looking guidance was provided for 2008.  The adjustments did not impact the revenue forecasts provided by management. As the Company was not profitable during those years, the analysts were not highlighting their net loss estimates.  The adjustments, on a stand-alone basis, did not result in the Company’s net loss and net loss per share missing analyst consensus for any of the affected years. For 2006-2008, the Company’s net loss was worse than analyst projections without the impact of the additional expense of the stock-based compensation adjustments.

2)              Our quarterly earnings releases include both GAAP and non-GAAP financial results, which our management believes are useful to investors and other interested parties because they are one of the primary indicators that the Company’s management uses for analyzing past performance and planning and forecasting future performance. Non-GAAP financial results exclude stock-based compensation expense because the Company believes that measuring this expense depends substantially on factors that are not a direct consequence of operating performance.  Moreover, stock-based compensation is a non-cash expense, and analysts’ forecasts for the Company have consisted of operating results including and excluding stock-based compensation.

3)              Historically, the feedback received from investors has indicated that their predominant concerns have been the Company’s non-GAAP results, which exclude stock-based compensation and acquisition related charges.  Investors have been focused on the Company’s revenue growth potential as a function of our long-term strategy.

3.              Whether the adjustments changes a loss into income or vice versa?

No, the Company was in a net loss position for all periods presented and the adjustments did not change this position.

4.              Whether the adjustments concern a segment or other portion of the Company’s business that has been identified as playing a significant role in the Company’s operations or profitability?

No, the adjustments did not concern a segment or portion of the business that was identified as playing a significant role in the Company’s operations or profitability. The Company only had one segment and was not close to being profitable.

5.              Whether the adjustments affected the Company’s compliance with loan covenants or other contractual requirements?

No, the Company did not have any loan covenants or other contractual requirements that were impacted by the adjustments.

6.              Whether the adjustments affected the Company’s compliance with regulatory requirements?

No, the Company was not subject to any regulatory requirements that were impacted by the adjustments.

7.              Whether the adjustments involved concealment of an unlawful transaction?

No, the adjustments did not involve concealment of an unlawful transaction.

8.              Whether the adjustments have any impact on management’s compensation, for example by satisfying  requirements for the award of bonuses or other forms of incentive compensation?

No, stock-based compensation was excluded from the calculation of non-GAAP operating loss that was included as a component of the bonus plans in effect in 2006 and 2007.  No management bonus plans have been in effect since 2007.

9.              Whether the adjustments arise from an item capable of precise measurement?

The adjustments arose from an item capable of precise measurement. The Company identified a calculation error in the third-party software, E*Trade Inc.’s Equity Edge, used for stock administration.  The error was brought to the attention of the Company through a technical brief issued by E*Trade in January 2010.   The technical brief provided guidance on correcting the calculation error by changing one of the parameters selected when running the stock-based compensation calculation report.  That software calculation error resulted in the Company’s failure to update the estimated stock option forfeiture rate used for stock-based compensation calculations to reflect the actual forfeiture rate at the end of each reporting period. Accordingly, precise measurement for this component of the stock-based compensation calculation was possible.  However, the overall calculation of stock-based compensation is not capable of precise measurement because it involves significant management assumptions in determining the inputs related to future volatility, expected term and forfeiture rates.

10.       Are the adjustments considered material from the viewpoint of a reasonable investor having access to the total mix of information?

No, we do not believe that the adjustments are material to a reasonable investor having access to the total mix of information. The adjustments did not impact revenue, the trend in earnings or the trend in cash flows.  The Company’s financial trend since 2004 shows recurring annual losses, and increasing operating expenses and negative cash flows.  Cumulative losses for the three years ended December 31, 2009 were approximately $46.8 million, including the adjustments, and $46.0 million, excluding the adjustments. Our accumulated deficit at December 31, 2009 was $53.6 million. The allocation of the additional stock-based compensation expense to each income statement expense line item is not considered material in light of the magnitude of overall expenses and losses. We believe that due to our trend in net losses, our investors have been focused on the long-term strategy and goals of the Company with emphasis on our potential revenue growth and future liquidity needs.  The adjustments did not impact cash flows; therefore we concluded that each annual impact and the cumulative impact would be considered immaterial by a reasonable investor. We believe investors are not likely to view the Company’s performance and the value of the Company (as demonstrated by stock price) and their investment position differently due to the increase in these non-cash expenses.  In addition, the Company had properly disclosed: i) the number of shares underlying stock awards and ii) the exercise price ranges of the outstanding stock awards. These disclosures provide our investors with the fully diluted share count and enable them to evaluate the potential future dilution arising from these awards.

We also looked at the Company’s historical stock performance after each earnings release from 2006 through 2008 and other major announcements.  We noted that when our reported net losses were worse than analyst expectations, with no other adverse operating information, our stock price was not negatively impacted.

Form 10-Q for the Quarterly Period Ended September 30, 2010

Note 1. The Company and Summary of Significant Accounting Policies, page 6

Goodwill, page 8

4.              We note from your disclosure that you review goodwill for impairment annually in the third quarter.  Please tell us the outcome of your goodwill impairment test as of September 30, 2010.  From your disclosure on page 34 in your Form 10-K for December 31, 2009 we note where you state that “the fair value of each reporting unit is determined using the market approach,” which appears to imply that you used more than one reporting unit for your annual impairment test in your fiscal year ended December 31, 2009.  However, on page 8 in your Form 10-Q for the quarterly period ended September 30, 2010 you state that “[you] estimate the fair value based on the market value of the reporting unit at the entity level,” which appears to imply that you used one reporting unit as of September 30, 2010.  In this regard, please identify each reporting unit used in your goodwill impairment test for the fiscal year ended in 2009 and 2010.  Please explain to us how you determined the number of reporting units used in your goodwill impairment test in each of the fiscal years ended in 2009, and 2010, explaining your rationale for the differences between both years.  Clearly tell us how you have defined your reporting units for 2009 and 2010, including your reasons as to why discrete financial information is not available at a lower level than the entity level.

The disclosure on page 34 of our 2009 Form 10-K represents our critical accounting policy for accounting for goodwill, so the disclosure, which is summarizing the policy and the underlying GAAP, refers to evaluating each reporting unit for impairment.  However, we have determined that the Company has only one reporting unit, and, accordingly, we measure for impairment of this single reporting unit at the entity level, as discussed on page 8 of our Form 10-Q for the quarter ended September 30, 2010. For the goodwill impairment tests performed at September 30, 2009 and 2010, we estimated the fair value of our lone reporting unit based on the fair market value of the reporting unit at the entity level.  In future filings, we will modify our disclosure to explicitly state the number of reporting units that we have identified and clarify our method for evaluating impairment.

Step 1 of our 2010 annual impairment test resulted in the fair value of the reporting entity exceeding the carrying value by approximately $92 million,  or 63%. As such, there was no impairment as of that date.  We also determined that there were no indicators of impairment during the year.

The goodwill on our balance sheet during 2009 and 2010 was recorded as a result of three separate and distinct acquisitions.  Subsequent to each of these acquisitions, the acquired technology, assets and workforce were integrated into the Company’s core business.  Management has not maintained discrete financial information for any of the acquired entities or business. All review, reporting and decision-making is performed at the entity level.

5.              In this regard, we note from page 34 in your Form 10-K for December 31, 2009, that goodwill impairment is one of your critical accounting policies, and that if your stock price continues to experience significant price and volume fluctuations, this will impact the fair value of the reporting unit, which can lead to potential impairment in the future periods.  Considering the uncertainty in this accounting estimate, for each reporting unit that is at risk of failing step one of the goodwill impairment test as defined in ASC Topic 350, please provide us with and disclose in your future filings:

•                  The percentage by which fair value exceeded carrying value as of the date of the most recent test;

•                  The amount of goodwill allocated to the reporting unit;

•                  A description of the methods and key assumptions used and how the key assumptions were determined;

•                  A discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and

•                  A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumption.

In future filings, we will disclose, as applicable, the items as noted above. We have included below a draft of the goodwill accounting policy disclosure to be included in our 2010 Form 10-K.

We review goodwill for impairment on an annual basis or whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable. We use a two-step impairment test. In the first step, we compare the fair value of the reporting unit to its carrying value. The fair value of the reporting unit is determined using the market approach. If the fair value of the reporting unit exceeds the carrying value of net assets of the reporting unit, goodwill is not impaired, and we are not required to perform further testing. If the carrying value of the net assets of the reporting unit exceeds the fair value of the reporting unit, then we must perform the second step in order to determine the implied fair value of the reporting unit’s goodwill and compare it to the carrying value of the reporting unit’s goodwill. If the carrying value of a reporting unit’s goodwill exceeds its implied fair value, then we must record an impairment charge equal to the difference. We have determined that we have a single reporting unit for purposes of performing our goodwill impairment test. We performed the annual impairment test as of September 30, 2010, and the test did not indicate impairment of goodwill, as the fair value exceeded the carrying value by approximately 63%. As we use the market approach to assess impairment, the price of our common stock price is an important component of the fair value calculation.  If our stock price continues to experience significant price and volume fluctuations, this will impact the fair value of the reporting unit, which can lead to potential impairment in future periods. As of December 31, 2010, we had not identified any factors to indicate there was an impairment of our goodwill and determined that no additional impairment analysis was required.

In connection with responding to the Staff’s comments, MoSys, Inc. acknowledges that:

•                  The Company is responsible for the adequacy and accuracy of the disclosures in its filings;

•                  Staff comments or changes to disclosures in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filings; and

•                  The Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ James W. Sullivan

James W. Sullivan
Chief Financial Officer
MoSys, Inc.

Exhibit A

Purpose:  To determine the materiality of certain adjustments to stock-based compensation (SBC) expenses for the 2006, 2007 and 2008 fiscal years.

Background: The Equityedge software versions prior to v8.0 incorrectly calculated stock-based compensation when the single-use weighted average rate option was used.  Equityedge incorrectly continued to apply the weighted average forfeiture rate to the vested portion of stock options until the grant’s final vest date, rather than reflecting actual forfeitures as options vested.  Total stock-based compensation over the life of the grants was not affected.  Only the timing of stock-based compensation recognized over the vesting period was affected.  Prior to 2009, MoSys used the single-use weighted average rate option, therefore the expense timing differences for 2006, 2007 and 2008 were evaluated.

Evaluation of materiality: Quantitatively, variances as a percentage of operating loss, net loss, stockholders’ equity and total assets that are over 5% may be considered material.  Cumulative impact on the balance sheet was reviewed in accordance with SAB 108. For the variances over the 5% threshold, further qualitative analysis on the “total mix” of information was performed to determine materiality (SAB 99).

Confidential

Calculated variances:

Annual impact -

(in 000’s)

	Income statement impact
Year	Adjustment	Net loss Reported	Net loss AFTER adjustment	% Variance	Operating loss Reported	Operating loss AFTER adjustment	% Variance

2006	(637)	(5,338)	(5,975)	12%	(8,515)	(9,152)	7%

2007	(574)	(8,521)	(9,095)	7%	(13,016)	(13,590)	4%

2008	(166)	(18,419)	(18,585)	1%	(20,530)	(20,696)	1%

2009	0	(19,104)	no change	0%	(20,003)	no change	0%

	Balance sheet impact
Year	Adjustment	S/H equity Reported	S/H equity AFTER adjustment	% Variance	Total assets Reported	Total assets AFTER adjustment	% Variance

2006	(637)	100,915	100,278	0.6%	103,760	no change	0%

2007	(574)	96,282	95,071	1.3%	98,797	no change	0%

2008	(166)	81,888	80,511	1.7%	85,933	no change	0%

2009	0	64,503	63,126	2.1%	75,661	no change	0%

Quarterly impact —

(in 000’s)

	Income statement impact
Year	Adjustment	Net loss Reported	Net loss AFTER adjustment	% Variance	Operating loss Reported	Operating loss AFTER adjustment	% Variance

Q1’09	(130)	(4,079)	(4,209)	3%	(4,275)	(4,405)	3%

Q2’09	91	(5,134)	(5,043)	-2%	(5,259)	(5,168)	-2%

Q3’09	94	(5,048)	(4,954)	-2%	(5,184)	(5,090)	-2%

Q4’09	(55)	(4,843)	no change	1%	(5,285)	no change	1%

	Balance sheet impact
Year	Adjustment	S/H equity Reported	S/H equity AFTER adjustment	% Variance	Total assets Reported	Total assets AFTER adjustment	% Variance

Q1’09	(130)	77,195	77,065	0.2%	79,813	no change	0%

Q2’09	91	72,903	72,864	0.1%	82,312	no change	0%

Q3’09	94	68,721	68,776	-0.1%	78,178	no change	0%

Q4’09	(55)	64,701	64,701	0.0%	75,773	no change	0%

2006 & 2007: The adjustments for these years exceeded 5% of net loss, and only 2006 exceeded 5% of operating loss. Qualitative factors are considered to determine materiality.  Such factors include the following:

•                  Adjustment was isolated (i.e., no other adjustments need to be considered in this analysis).

•                  Adjustment was a non-cash expense.

•                  Adjustment was not a precise measurement, but was based on management’s assumptions and estimates. Stock-based compensation involves significant management assumptions in determining the inputs related to volatility and forfeiture rates.

•                  Financial statement footnotes included required SFAS 123R stock incentive disclosures that investors and analysts use to calculate and assess dilution:

•                  Option/RSU issuances;

•                  Option/RSU cancellations;

•                  Option/RSU vesting; and

•                  Option pricing.

•                  Adjustment did not mask a change in earnings or other trend.   The Company reported large operating losses in both years, and the adjustments would have increased the losses.  The adjustments would not have resulted in changing from an operating loss to income position.  The announcement of adjustments to SBC and their impacts on the Company’s operating loss to the investor community would not be expected to create a significant market reaction. The Company considers its operating loss to be the significant income statement metric that should be used for this evaluation, as SBC is an operating expense and the Company’s operating loss is the prime indicator of its financial performance.  Net losses for those years included significant amounts of non-business related interest income, which reduced the significant operating losses and resulted in lower net losses.

•                  There were no loan covenants or other contractual or regulatory requirements, which would have been affected by the adjustment.

•                  Adjustment would not have affected management’s compensation (i.e., no bonuses were paid out in either year).  The bonus plans in place did not consider stock-based compensation in the measurements.

•                  Adjustments did not involve the concealment of unlawful transactions.  The adjustments were non-intentional and resulted from an error in a widely used third-party equity software program.  Management had received and reviewed SAS 70 reports from the vendor, which had been prepared by a large PCAOB registered accounting firm.

In FY 2006, BDO auditors noted an adjustment, which was not recorded by the Company due to immateriality.  Adjustment was: debit APIC $18,577, credit operating expense $18,577.  The passed adjustment was considered immaterial and, when combined with the evaluated SBC adjustment, does not impact our conclusion.  Based on the review of all relevant facts, the 2006 SBC adjustment is not considered material to the financial statements.

For 2007, there were no passed adjustments that were not recorded by the Company.

2008: Variance is not over the 5% threshold, therefore no further analysis is deemed necessary. Variance is not considered material.

2009: Quarterly impacts were not material (<3% impact on operating and net losses) for any one quarter.  Management corrected the SBC expense impact for 2009 by recording a $55,000 expense adjustment in Q409.

Example on difference:

Facts — 400 shares, $1/share fair value ($400 total expense), 10% forfeiture rate, 4 yr annual vest

Old way — Year 1 vest is $77.50

New way — Year 1 vest is $100.00 ($22.50 is cumulative catch-up to reflect vesting of year 1 options)

Accounting and Disclosure Conclusion:  SAB 108 expresses that prior period misstatements need to be reviewed in relation to the cumulative effect on the balance sheet (the iron curtain approach).  Although the adjustments for the affected prior years are considered immaterial as noted above, under the guidance of SAB 108, the balance sheet and current year income statement impacts should be reviewed.  SAB 108 states that if the prior period misstatements would result in a material error in the current year, then the:

“prior year financial statements should be corrected, even though such revision previously was and continues to be immaterial to the prior year financial statements.  Correcting prior year financial statements for immaterial errors would not require previously filed reports to be amended.  Such correction may be made the next time the registrant files the prior year financial statements.”

The aggregate impact of the SBC adjustments, if recorded in 2009, is $1.4 million (debit stock-based compensation expense, credit additional paid-in capital) and is considered material to the 2009 financial statements.  Accordingly, prior year financial statements will be corrected in the 2009 10K, and no previously filed reports will be amended.  The quarterly impact to 2009 is not considered material, therefore no changes are considered necessary for the 10Q’s filed in 2009.